BAKER & McKENZIE

東京青山・青木法律事務所

Baker & McKenzie GJBJ
Tokyo Aoyama Aoki Law Office
(Gaikokuho Joint Enterprise)
The Prudential Tower
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Chiyoda-ku, Tokyo 100-0014, Japan

Tel: +81 3 5157 2700
Fax: +81 3 5157 2900
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Washington, DC

June 29, 2005

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.
Attn: Mr. Paul Dudek

SUPPL

Re: File Number: 82-5233

Dear Mr. Dudek:

Pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, we, as legal advisers to BELLUNA CO., LTD. (whose file number is 82-5233), enclose herewith the following information:

- Notice of Termination of Own Share Repurchase from the Market

Thank you for your attention.

Yours truly,

Seishi Ikeda

Seishi Ikeda

SI/mt
Enclosure

cc: BELLUNA CO., LTD. (w/o attachment)
THE BANK OF NEW YORK (with attachment)

June 28, 2005

Dear Sirs:

Name of Company: BELLUNA CO., LTD.
Code No. 9997 1st Section of the Tokyo Stock Exchange

Notice of Termination of Own Share Repurchase from the Market

Notice is hereby given that the Company terminated the repurchase of its own shares at the market, resolved at the Board of Directors' meeting held on April 19th, 2005, pursuant to Sub-section 2 of Section 1 of Article 211-3 of Japanese Commercial Code as described below.

Description

1. Period of repurchase:	From June 1st to 28th, 2005
2. Number of shares repurchased:	45,050 shares
3. Total cost of repurchase:	141,726,500 yen
4. Method of repurchase:	Repurchased at the Tokyo Stock Exchange

Note1: Details resolved at the Board of Directors' meeting held on April 19th, 2005

- Type of shares to be repurchased:	Common shares
- Number of shares to be repurchased:	500,000 shares (maximum)
- Total value of shares to be repurchased:	1,800 million-yen (maximum)

Note2: Total number of shares and cost of the repurchase from April 19th, 2005, when Board of Directors' meeting was held, to June 28th, 2005 is as follows:

- Total number of shares repurchased:	147,400 shares
- Total value of shares repurchased:	483,654,000 yen

- END -